Exhibit 99.1

Veris Gold Corp. Reports Third Quarter Results for 2014

VANCOUVER, Nov. 14, 2014 /CNW/ - Veris Gold Corp. ("Veris" or the "Company") has released its unaudited interim financial and operational results for the quarter ended September 30, 2014 on November 14, 2014. This earnings news release should be read in conjunction with the Company's condensed consolidated financial statements and notes thereto, along with the related Management's Discussion and Analysis as filed on SEDAR on November 14, 2014 and available on the Company's website at www.verisgold.com.

All dollar amounts are expressed in United States Dollars unless otherwise specified.

Highlights for Q3-2014 include:

  44,319 payable ounces were produced in the third quarter of 2014 ("Q3-14"), representing an 18% increase from the 37,544 ounces produced in the three month period ending September 30, 2013 ("Q3-13");
  45,216 ounces were sold in Q3-14 a 6% increase from the 42,760 ounces sold in Q3-13 primarily due to the improvement in mining at Starvation Canyon and improved overall mill recoveries;
  Gold revenue in Q3-14 was $57.3 million compared to $57.0 million in Q3-13, driven by a 6% increase in gold ounces sold offset by a 4% decrease in the price-per-ounce of gold sold in Q3-14 compared to Q3-13;
  Total mine production from underground and surface for Q3-14 was 319,513 tons containing an estimated 51,678 ounces of gold, a 16% increase from the 275,825 tons mined in Q3-13 and an 11% increase in contained ounces of gold compared with 46,637 ounces mined in Q3-13. The primary contributor to the increase in tons as well as contained ounces arose from the significant increase in mined ore produced from the Starvation Canyon mine, approximately 32,478 tons (57%) higher than Q3-13. With the transition to contract mining in the SSX-Steer the Company focused primarily on placing the necessary backfill during the quarter to recover from the deficit built up however this mine continued to produce at levels comparable to the 2013 quarter.
  In Q3-14 the Jerritt Canyon roaster facility achieved total average throughput of 3,590 tons per day ("TPD"), 5% more than the 3,419 TPD achieved in Q3-13 which included a 10 day shutdown;
  Development of Saval 4, the fourth underground mine at Jerritt Canyon continued throughout the third quarter of 2014, completing the primary access portal and substantially advancing the secondary access to allow for the commencement of production. The Company will mine the Saval 4 using existing equipment and crews at a scheduled mining rate between 250 and 350 tons per day grading approximately 0.22 opt. Commercial production, determined based on the mine achieving these planned tonnage rates on a consistent basis, is expected to be achieved late in the fourth quarter of 2014; and
  The Company recorded a net loss of $6.5 million, during Q3-14, which represented an $11.7 million decreased loss from the $18.2 million net loss recorded in Q3-13.
  The Company continued to advance proceedings under the Companies' Creditors Arrangement Act ("CCAA"), order, signing a final cash collateral order with Deutsche Bank AG ("DB") which provided the framework for the restructuring process in the coming months. Under this order the Company will continue refinancing efforts to allow for the purchase the DB Gold Forward Facility and also, effective November 1, 2014, commenced sales proceedings for some or all of the Company's assets. The final plan of arrangement is yet to be determined and will be dependent on the outcome of these two processes.

Financial Overview

(dollars in thousands except for per ounce amounts)
Three Months Ended Sept 30,
Gold (troy ounces)	2014	2013
Payable Ounces Produced	44,319oz	37,544oz
Gold Ounces Sold	45,216oz	42,760oz

Gold Sales (1)	$ 57,252	$ 56,993
Cost of Gold Sold	$ 48,491	$ 49,095
Net income (loss)	$ (6,529)	$ (18,170)
Income (loss) per share – basic	$ (0.04)	$ (0.15)

(1)	Gold Sales amount does not include either (a) toll milling revenue, which commenced in Q2-2013 (Q3-2014: $nil, Q2-2014: $0.8 million, Q1-14: $nil, Q4-2013: $3.1 million, Q3-2013: $3.3 million, Q2-2013: $1.7 million); nor (b) gold produced from mines treated as development stage assets for accounting purposes which includes gold produced and sold from Starvation Canyon during Q2-2013 (2,453 ounces or $3.5 million gold sales) and gold produced and sold from Saval 4 during Q3-2014 (458 ounces or $0.6 million gold sales).

The Company had a net loss of $6.5 million during Q3-14, an $11.7 million improvement from the net loss of $18.2 million in Q3-13. The loss in 2014 is primarily the result of a $6.3 million reduced income from operations due primarily to a $2.4 million decreased gross margin before D&D resulting from lower gold prices despite increased gold sales, a $2.3 million increase in depreciation and depletion driven by the commissioning and improved mining of the Starvation Canyon mine and the commissioning second tailing facility in mid-2013, and a $1.6 million increase in G&A from increased professional fees and directors fees incurred since the Company entered creditor protection, on June 9, 2014, under the CCAA, offset by a lower realized exchange rate on the Canadian dollar, reduced salaries and benefits as well as business development costs. As well, Q3-14 recognized a $2.9 million in decreased interest expense due primarily to a $2.4 million reduction in interest from the decreased time to maturity of the Senior Secured Gold Facility ("SSG"), $0.3 million decrease in interest on the convertible debt from the reduced time to maturity, $0.1 million reduction in interest on forward contracts which are currently included in the Creditor Protection Proceedings, and $0.1 million reduction in accretion from a reduction in short term interest rates.

Gold Sales/Revenue

For Q3-14, the Company realized gold sales of $57.3 million on the sale of approximately 45,216 ounces of gold, this compares to $57.0 million on sales of approximately 42,760 ounces of gold sold in Q3-13. The primary driver of the increased revenue in Q3-14 versus Q3-13 was a 6% increase in the number of gold ounces sold offset by a 4% decline in the market price for gold. The Company had $nil in toll milling revenue in Q3-14 compared with $3.3 million in toll milling in Q3-13 as the Company maintained a focus on allocating the majority of available milling capacity to process the Company's increased high grade ore stockpiles.

Gross Margins before D&D

In Q3-14, the Company had a Gross Margin of $8.8 million before D&D compared to $11.2 million in Q3-13. As previously discussed, this $2.4 million decline was primarily driven by reduction in toll milling revenue from $3.3 million in Q3-13 to $nil Q3-14. The Company was able to offset the 4% reduction in gold revenue per ounce with a 6% increase in gold ounces sold. The successes of the Company's cost reduction programs were evidenced by a 7% reduction in cash costs per ounce from $1,148 per ounces in Q3-13 to $1,072 per ounce in Q3-14. The most significant contributor to this decreased mining cost resulted from a continued improvement in production rates at Starvation Canyon as the current quarter benefited from a year of production compared to Q3-13 which was the first quarter of production since the mine had been commissioned.

Jerritt Canyon Underground Mining

The Company mined a total of 309,538 tons from the underground mines, which includes 5,075 Saval 4 development tons, containing a total of 50,739 gold ounces. An additional 9,975 tons containing 939 ounces were mined from remote stockpiles in Q3-14. The total underground and surface Q3 mining production of 319,513 tons containing 51,678 ounces represents a 16% increase from 275,825 tons of mine production in Q3-13; and is an 11% increase from the estimated 46,637 ounces mined in Q3-13. The majority of this increased mine production in Q3-14, compared to Q3-13, resulted primarily from increased tonnage from Starvation Canyon as the production rate in the comparative 2013 quarter continued to ramp up to current levels as well as improved tonnage from the SSX-Steer with the transition to contract mining.

Smith Mine
In Q3-14 Small Mine Development, LLC ("SMD") delivered approximately 134,127 tons of ore containing an estimated 22,202 ounces of gold from the Smith mine. This represents mine production of 1,458 tons-per-day ("TPD") in Q3-14, above the targeted 1,200 TPD. This is a decrease of mined ore from the Smith mine from Q3-13, which was 141,369 tons mined, containing an estimated 22,518 ounces, an average of 1,537 TPD for that quarter. The estimated average blended grade achieved at the Smith mine was 0.17 ounces-per-ton ("OPT") in Q3-14, an increase from the 0.16 OPT achieved in Q3-13.

Starvation Canyon Mine
In Q3-14 SMD delivered approximately 89,158 tons of ore from the Starvation Canyon mine containing an estimated 17,108 gold ounces, an average grade of 0.19 OPT. This mining rate translates to 969 TPD for the quarter, well above the 700 TPD that was targeted. This is also an increase of mined ore from the 56,680 tons, or 616 TPD, mined in Q3-13 containing an estimated 12,234 ounces, the first full quarter of operations at Starvation Canyon, at an average grade of 0.22 OPT.

SSX-Steer Mine
Mine production at the SSX-Steer mine was 81,178 tons for Q3-14, containing an estimated 10,903 gold ounces. This is approximately 882 TPD in Q3-14, slightly less than the 1,000 TPD targeted, but greater than the 845 TPD achieved in Q3-13. In addition, Q3-14 results represent a 4% increase from the 77,776 tons mined from the SSX-Steer mine in Q3-13, but an 8% decrease in contained ounces where 11,885 ounces were delivered from the mine in Q3-13. The improvement in mined tons in Q3-14 was achieved even while SMD focused on catching up on stope and drift backfill and mine development deficits. The lower overall SSX-Steer grade (0.13 OPT in Q3-14 versus 0.15 OPT in Q3-13) was a result of this focus.

The Company is in a good position to achieve the 2014 production targets as it expects continued improvement in mining production which will be supplemented by mining at the Saval 4 mine upon the commencement of production later in Q4-2014. The Company exited the third quarter of 2014 with a ROM stockpile of 70,624 wet tons containing approximately 7,969 ounces. Mine production from Starvation Canyon and Smith mines continue to exceed targets. The backfill and development deficit that has been built up at the SSX-Steer is targeted to be completely caught up by Q1-15. In addition, production rates at SSX-Steer will continue to improve throughout that time period.

Jerritt Canyon Processing
The Jerritt Canyon roaster facility processed approximately 330,300 tons in Q3-14, a 5% increase from the approximately 314,506 tons processed through the roasters in Q3-13. The Company continued to optimize mill throughput and took minimal scheduled down periods during the quarter which accounted for the improvement in Q3-14 compared to Q3-13.

Outlook

As a result of the events leading up to, and including, the initiation of the Creditor Protection Proceedings, the Company has significantly curtailed non-essential capital expenditures. However, this curtailment of capital expenditures, if continued, will eventually result in a decline in production levels, although the Company believes it can maintain current production levels for an extended period of time. To maintain current targeted production the Company is evaluating additional areas (mine faces) within Jerritt Canyon where additional near-mine reserves can be accessed in the short term, to supplement production from the existing mine plan. The Company is also in discussions with third parties for toll treatment of their ores and has recently signed an agreement with Anova Metals USA, LLC, for potential ore deliveries commencing in mid-2015. The Company is having continued discussions with Newmont USA Ltd. and continues to believe that will be the primary source of third party ore.

Despite the operational setbacks and lack of available liquidity the Company believes it can sustain a 2014 total gold production level of between approximately 145,000 and 155,000 ounces from its four underground mines. This includes increases coming from the fourth new mine, Saval 4 that was recently permitted for production in October 2014 with the completion of the secondary access portal.

Creditor Protection Proceedings

On June 9, 2014, the Company commenced proceedings under the Companies' Creditors Arrangement Act ("CCAA"), establishing an initial stay of proceedings until July 8, 2014, in the Supreme Court of British Columbia (the "Court") and received a temporary restraining order under Chapter 15 of the United States Bankruptcy Code in the United States Bankruptcy Court for the District of Nevada ("US Court"). The Company and the wholly owned subsidiaries of the Company are parties to the CCAA and Chapter 15 proceedings (collectively, the "Creditor Protection Proceedings"). On July 23, 2014 the US Court granted provisional relief under Section 1519 of the Bankruptcy Code in the United States. This ruling recognized the Canadian proceeding of Companies' Creditors Arrangement Act ("CCAA") and as a result protects the assets of the Company and the interests of the creditors until such time as a ruling on the Petition for Recognition and Chapter 15 Relief is granted. The Company received CCAA extension orders on July 4, August 1, September 12, and October 10, 2014 extending the stay of proceedings granted by the Court to February 2, 2015.

After extensive exploration of alternatives following consultation with the Company's legal advisors, financial advisors and the Special Committee, it was decided to commence CCAA proceedings primarily to forestall actions that could have been taken subsequent to the demands for payment made by Deutsche Bank AG ("DB") on June 3 but also to address near term liquidity issues arising from declining gold prices and unexpected shut downs including the January 2014 shutdown resulting from the December 2013 fire as well as the extended maintenance shutdown taken in March of 2014. During the third quarter the Company continued to advance the restructuring plans as outlined further below.

On August 24, 2014 the Company finalized the terms for a Final Cash Collateral Order ("CCO") with DB and this agreement was filed with the US Bankruptcy Court on August 25, 2014 and subsequently approved in a hearing in Reno, Nevada on August 29, 2014. The terms of the CCO required a number of milestones be met and agreed to by the Company in order to continue to use the cash collateral (as defined under the US Bankruptcy code, but which would include cash on hand and gold inventories). The significant milestones were as follows:

  On or before August 31, 2014 – the Company retains an Investment Bank acceptable to DB to conduct a sale process for all or substantially all of the Company's assets with a closing no later than January 30, 2015;
    This work is to commence internally on September 1, 2014, however the sales process will not commence externally until November 1, 2014 unless written notice is provided by September 30, 2014 from the Monitor and the Chief Restructuring Officer that there are no reasonable prospects for the purchase of the DB Gold Facility at which point the sales process commences October 1, 2014;
  On or before September 30, 2014 - Completion of Independent Technical Review by the technical advisor including a review of the underlying assumptions of the CCO budget;
  On or before October 31, 2014 – the Company must close a refinancing transaction sufficient to repay the indebtedness to DB at an agreed upon price or the Company commences the sales process as outlined above on November 1, 2014;
  On or before November 10, 2014 – the Company is to file a motion seeking approval of the procedures for the sale process into the Court and the US Court;
    The orders approving the sales process are to be received no later than December 10, 2014;
  December 31, 2014 is the closing date for bid documents under the sales process;
    Subsequently the agreement requires the commencement of an auction process by January 15, 2015 with Court and US Court approving the agreed sale by January 22, 2015 and expected closing by January 31, 2015.

Pursuant to the CCO outlined above, the Company engaged Moelis & Co. as the investment banker for the purposes of conducting a sales process for the Company's assets. In their role they will assist in identifying and evaluating candidates for a purchase transaction and contact potential acquirers. This process does not preclude the Company from continuing to explore opportunities to refinance the senior and subordinated debts at the same time. The sale process has commenced on November 1, 2014 and the motion has been filed in the Court on November 10, 2014.

On September 3, 2014 the Court granted an order recognizing the CCO and giving full force and effect to the CCO in the Creditor Protection Proceedings.

In September a $12 million revolving Debtor-in-Possession facility ("DIP loan") was secured from Whitebox Advisors which could be drawn on to fund cash requirements based on the 13 week cashflow forecast the Company had prepared for the Creditor Protection Proceedings. The Court granted an order approving the DIP loan on October 3, 2014 and the Company has drawn $7.5 million since that time, primarily to fund required capital spend and the ongoing professional fee costs as well as bonding requirements.

During the Creditor Protection Proceedings, the Company continues its daily operations while pursuing a restructuring through a plan of compromise and arrangement (the "Plan"). The Plan will involve a restructuring of the Company's current liabilities and will be subject to creditors' vote and the approval of both the Court and US Court.

All inquiries regarding Veris' CCAA proceedings should be directed to the Monitor, Ernst & Young, Inc.: Mr. Rocky Ho at (604) 891-8425. Information about the CCAA proceedings, including copies of all court orders and the Monitor's reports, is available on the Monitor's website: www.ey.com/ca/verisgold.

QP and Quality Control

Assaying of all mine production drill holes and muck samples from the operating mines reported in this news release were conducted by the Jerritt Canyon Assay Lab using standard fire assay techniques and includes a Quality Assurance and Quality Control (QA/QC) program. The company's current QA/QC protocols are similar to those done in previous years which are available at the Company's website: http://www.verisgold.com/i/pdf/JC_Assay_Protocols.pdf and include using certified standard reference materials and a certified assay lab (ISO 9001:2008) for check assays.

The information contained in this news release has been reviewed and approved by the Company's Vice President of Exploration, Todd Johnson, P.E., (Qualified Person per the requirements of NI 43-101).

About Veris Gold Corp.
Veris Gold Corp. is a growing mid-tier North American gold producer in the business of developing and operating gold mines in geo-politically stable jurisdictions. The Company's primary assets are the permitted and operating Jerritt Canyon processing plant and gold mines located 50 miles north of Elko, Nevada, USA. The Company's primary focus is on the re-development of the Jerritt Canyon mining and processing plant. The Company also holds a portfolio of precious metals properties in British Columbia and the Yukon Territory, Canada, including the Ketza River Property.

On behalf of
"VERIS GOLD CORP."

François Marland
President and CEO

To be added to the Veris Gold e-mail list please sign up at www.verisgold.com.

The TSX has not reviewed and does not accept responsibility for the adequacy or accuracy of this release. All material information may be accessed at www.sedar.com.

Forward-Looking Statements This news release contains "forward-looking statements" and "forward-looking information" within the meaning of applicable securities regulations in Canada and the United States (collectively, "forward-looking information"). Forward-looking information includes, but is not limited to, statements with respect to estimated mineral resources, anticipated effect of the completed drill results on the operations at Jerritt Canyon, the interpretation of those results, and timing and expectations of future work programs. Often, but not always, forward-looking information can be identified by the use of words such as "plans", "expects, "is expected", "budget", "scheduled", "estimates", forecasts", "intends", "anticipates", or "believes", "has the potential" or the negatives thereof or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might", or "will" be taken, occur or be achieved. The forward-looking information contained in this news release is based on certain assumptions that the Company believes are reasonable, including, with respect to mineral resource estimates, the key assumptions and parameters on which such estimates are based, as set out in this news release and the technical report for the property, that the current price of and demand for gold will be sustained or will improve, the supply of gold will remain stable, that the general business and economic conditions will not change in a material adverse manner, that financing will be available if and when needed on reasonable terms and that the Company will not experience any material accident, labor dispute, or failure of plant or equipment.

However, forward-looking information involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking information. Such factors include, among others, conclusions of economic evaluations, the risk that actual results of exploration activities will be different than anticipated, that cost of labour, equipment or materials will increase more than expected, that the future price of gold will decline, that mineral resources and reserves are not as estimated, that actual costs or actual results of reclamation activities are greater than expected; that changes in operations may result in increased costs, unexpected variations in mineral resources and reserves, grade or recovery rates, failure of plant, equipment or processes to operate as anticipated, accidents, labour disputes and other risks generally associated with mining. See our Annual Information Form for additional information on risks, uncertainties and other related factors. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. The Company does not undertake to update any forward-looking statements that are incorporated by reference herein, except in accordance with applicable securities laws.

SOURCE Veris Gold Corp.

For further information:

Veris Gold Corp., Nicole Sanches, Vice President, Investor Relations, T: (604) 688-9427 ext 224, NA Toll Free: 1-855-688-9427, E: nicole@verisgold.com, W: verisgold.com

This information is being distributed to you by CNW Group Ltd. 20 Bay Street, Suite 1500 Toronto ON M5J 2N8 www.newswire.ca
Please do not reply to this email. This is an outgoing message only. If you wish to stop receiving these types of messages from us, you can unsubscribe at any time.

Ces renseignements vous ont été distribués par le Groupe CNW Ltée. 20, rue Bay, Bureau 1500 Toronto, ON M5J 2N8 www.newswire.ca
S'il vous plaît ne pas répondre à ce courriel. Il s'agit d'un message sortant seulement. Si vous ne souhaitez plus recevoir ce type de messages de notre part, vous pouvez vous désabonner à tout moment.

© 2014 CNW Group Ltd, all rights reserved
© 2014 Groupe CNW Ltée, tous droits réservés